PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

09046752

BY COURIER

No/Date : 5/Δ1: 298/28-7-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SEC Mail Processing Section
AUG 03 2009
Washington, DC
121

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC S.A. announces that on July 28th, 2009, the Board of Directors decided by majority the following:

1. The postponement of taking a decision regarding the cancellation of the on-going tender and issuance of a new tender for the construction and operation of natural gas power units in Megalopolis with a total capacity of 750-835 MW.

2. The opening of the financial bids.

3. The authorization of the Chairman and CEO so as to, following the opening of the financial bids, act accordingly in order to safeguard the interests of the Company, especially in relation to:
   - achieving a bid for the abovementioned tender not exceeding €500,000,000,
   - the waiver by the contractor of any claim in association with a potential delay of up to 12 months of the commercial operation of the new plant for any reason, and particularly for delays in the construction of the natural gas pipeline and/or the construction of the HV Centers in Patras and Megalopolis and the HV Transmission Line Patras – Megalopolis for reasons not attributable to PPC.

Athens 28-7-2009